SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange act of 1934

For the month of June 2005

Commission File No. 333-09410

Marsulex Inc.

111 Gordon Baker Road, Suite 300

Toronto, ON

M2H 3R1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F

     X

Form 40-F

_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___X_  _

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Documents Included as Part of this Report

No.

Document

1.

Marsulex Press Release dated June 29, 2005

MARSULEX TO ACQUIRE QUEBEC-BASED

ENVIRONMENTAL SERVICES BUSINESS

TORONTO, June 29, 2005 – Marsulex Inc. (TSX: MLX) announced today that it has agreed to purchase Stablex, a Quebec-based business specializing in inorganic hazardous waste treatment and disposal, for approximately $73 million, excluding acquisition and financing costs.  The transaction will be funded substantially with debt and in addition to the customary closing conditions, is contingent upon Marsulex arranging suitable financing. Discussions with bankers for $80 million acquisition financing and a $20 million revolver for general corporate use are well advanced. The Company expects to complete the transaction in approximately six weeks.

Stablex, which is based in Blainville, Quebec commenced operations in 1983 and uses a unique technology to treat and stabilize inorganic industrial hazardous wastes and contaminated soils.  The Stablex process consists of making contaminants insoluble in the environment by using a chemical treatment followed by stabilization and solidification processes before disposal of the benign product in a dedicated secure placement cell.

Mr. Laurie Tugman, President and Chief Executive Officer of Marsulex, said the acquisition is an excellent fit with Marsulex’s core capabilities and also broadens the Company’s services and customer base. “Stablex is using state-of-the-art technology to provide a critical service to its industrial customers.  It has an outstanding record for safe and reliable operations and a high retention rate for customers.”

Mr. Tugman said Stablex is a strong, stable business that produces good margins and will add significantly to Marsulex’s earnings. “The business generated revenue in 2004 of approximately $38 million and gross profit of approximately $18 million.  Selling, general and administrative costs and maintenance capital expenditures are expected to be $7.0 million and $1.7 million per annum, respectively. Stablex management has built a very sound business and has relationships with more than 1,000 industrial customers upon which we can build.”

Marsulex, which is based in Toronto, Ontario, is a leading industrial services company with a focus on outsourced environmental compliance services. The Company’s services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.

A conference call with analysts and portfolio managers to discuss the announcement will be webcast live on www.marsulex.com and www.newswire.ca/webcast on Thursday, June 30, 2005 at 10:00 a.m. Eastern Time.

This news release may contain forward-looking statements relating to the acquisition and the funding as well as the integration and expected operating costs of Stablex. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the Company’s ability to obtain the desired financing on favorable terms, or at all, increases in interest rates that could make financing terms less favorable, the Company’s ability to successfully integrate the acquisition, the Company’s ability to obtain regulatory approval (if required) for the acquisition, fluctuations in currency exchange rates and the uncertainty of pro forma forecasts.

Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise. Additional information identifying risks, uncertainties and assumptions is contained in the “Risks Factors” section of the Company’s Annual Information Form on Form 20-F which are available at www. sedar.com and www.edgar.com. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement.

# # # #

For further information:

Laurie Tugman

or

Edward R. (Ted) Irwin

President and CEO

Chief Financial Officer

Tel: (416) 496-4157

Tel: (416) 496-4164

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARSULEX INC.

June 29, 2005,	By:	/s/ Lucio Milanovich
Lucio Milanovich
Director, Finance